Mail Stop 4561

July 13, 2006

Mr. Dennis Craven
Chief Financial Officer
Innkeepers USA Trust
340 Royal Poinciana Way
Suite 306
Palm Beach, FL 33480

      Re: **Innkeepers USA Trust**
              Form 10-K for the year ended December 31, 2005
              File No. 001-12201

Dear Mr. Craven:

We have reviewed your first response letter filed on June 12, 2006 and have the following additional comments. As indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 15

1. We note your response to prior comment 1 and we are unable to understand your conclusions regarding materiality related to the potential for impairment to both your deferred franchise conversion fees and deferred lease acquisition costs. It appears to us that there is potential for certain events to occur that could result in partial to full impairment of these deferred assets which are larger in amount than your income from continuing operations during two of the last three years. As such, please disclose your impairment policies for these deferred costs both within

Management's Discussion and Analysis of Financial Condition and Results of Operations and within the notes to the financial statements in future filings.

2. We note in your response to prior comment 1 that no deferred conversion fees or deferred lease acquisition costs were associated with the hotels sold during 2004 and 2005. Please expand your response, in sufficient detail, to help us understand why the deferred lease acquisition costs are not relevant to the two Residence Inn hotels and the Holiday Inn Express hotel sold during 2005. In your response, please specifically indicate when these hotels were originally acquired and whether they had ever been under lease or management with the IH Lessee or IH Manager, respectively.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Steven Jacobs
Branch Chief